

05011539

Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN, 8000
TELEPHONE: (021) 848 5300 · TELEFAX: (021) 888 5399

TO: **MR ROBERT M CHILSTROM**
           SKADDEN, ARPS, SLATE, MEAGHER & FLOM
           NEW YORK   *82-5706*

FAX NO: 091 (202) 772 9207

FROM: **MARIZA LUBBE**
           REMGRO LIMITED
           SOUTH AFRICA   SUPPL

DATE: **30 SEPTEMBER 2005**

RE: **REMGRO LIMITED**

PROCESSED

SEP 3 0 2005

THOMSON
FINANCIAL

9/30



Remgro
Limited

CARPE DIEM OFFICE PARK, QUANTUM STREET, TECHNO PARK, STELLENBOSCH 7600 · P.O. BOX 456, CAPE TOWN 8000
TELEPHONE: (021) 888 3300 · TELEFAX: (021) 888 3399

30 September 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
United States of America

RE: REMGRO LIMITED (FILE NO 82-5106) -- RULE 12g3-2(b)

Ladies and Gentlemen

In connection with Remgro Limited's ("the Company's") exemption pursuant to rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached 5 copies of an announcement in respect of a 37% interest Remgro acquired from Kagiso Trust Investments (Pty) Limited.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at telephone number (2721) 888 3311 or Robert M Chilstrom of Skadden, Arps, Slate, Meagher & Flom LLP in New York at 212-735-2588 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Mr Chilstrom at Skadden, Arps, Slate, Meagher & Flom LLP at 4 Times Square, New York, NY, 10036-6522.

Yours sincerely

M Lubbe
Company Secretary

cc: Mr Robert M. Chilstrom
        Mr Mahmoud Salem
        Ms Tatyana Vesselovskaya

Remgro Limited
(Incorporated in the
Republic of South Africa)
(Registration number:
1968/006415/06)
Share code: REM
ISIN: ZAE000026480
("Remgro")

Kagiso Trust Investments
(Proprietary) Limited
(Incorporated in the
Republic of South Africa)
(Registration number
1993/007845/07)
("KTI")

THE ACQUISITION BY REMGRO OF A 37% INTEREST IN KTI

1. INTRODUCTION

   Remgro is pleased to announce that it has, subject to the
   necessary approval from the Competition Authorities, acquired
   37% of the issued ordinary shares of KTI in equal shares from
   the Liberty Life and Nedbank groups for an aggregate
   consideration of R450 million. The acquisition is effective
   from 1 August 2005.

2. THE KAGISO GROUP

   The Kagiso Charitable Trust (the "Kagiso Trust"), which owns
   51% of KTI, is a broad-based charitable organisation that was
   formed by the South African Council of Churches in the mid
   1980s. It was established to provide assistance to
   underprivileged communities with a focus on education,
   healthcare and general poverty alleviation. The ultimate
   beneficiaries of the Kagiso Trust are the projects and
   communities that it supports. The Kagiso Trust is generally
   recognised as one of South Africa's leading broad-based black
   economic empowerment groups and its Trustees and Patrons
   include Archbishop Emeritus Desmond Tutu and Ms Zanele Mbeki.

   KTI was formed in December 1993 by the Kagiso Trust as an
   investment vehicle to generate sustainable, long-term
   financial support to the Kagiso Trust for the purpose of
   community development and to achieve true economic empowerment
   through active, operational involvement in underlying
   strategic investments. Today, KTI is an investment holding
   company with assets in excess of R1.6 billion that provides
   strategic and operational support to its partners. It adopts a
   proactive approach to investments, with a strong emphasis on
   business development and strategic positioning. Its current
   investment portfolio includes companies such as Kagiso Media
   Limited (in which it has a 44% stake), Metropolitan Holdings
   Limited, Waco Africa Limited and Bytes SA (Proprietary)
   Limited.

   The Chairman of KTI is Eric Molobi, who is also a non-
   executive director of Remgro. The Chief Executive Officer of
   KTI is Johnson Njeke, a former partner at
   PricewaterhouseCoopers Incorporated and currently a non-
   executive director of Mittal Steel SA Limited and a member of

the NM Rothschild SA (Proprietary) Limited board, amongst others. Johnson is also the past Chairman of The South African Institute of Chartered Accountants and served on the Audit Committee of the National Treasury.

3. RATIONALE
KTI is an established empowered company with a sound investment track record, which, when combined with Remgro's business expertise, will create a value-enhancing partnership. The Board of Remgro believes that KTI has created an investment portfolio, and has an investment strategy, that is complementary to that of Remgro and which will appeal to the investment community.

The acquisition will also crystallise the opportunity for Remgro and KTI to jointly pursue investment opportunities with their combined industry expertise, strengthened by the empowerment credentials of KTI.

4. FURTHER ANNOUNCEMENT
Remgro shareholders are advised that further details regarding the acquisition will be announced once it has become unconditional, which includes obtaining the necessary approval from the Competition Authorities.

Stellenbosch
29 September 2005

Investment Bank to Remgro   Legal advisers
Standard Bank   Webber Wentzel Bowens

Sponsor
RAND MERCHANT BANK
(A division of FirstRand Bank
Limited)